

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 21, 2007

<u>via U.S. mail and facsimile</u>

Dennis G. McLaughlin, III
Earth Biofuels, Inc.
3001 Knox Street, Suite 403
Dallas, Texas 75205

      Re: Item 4.02 Form 8-K/A
      Filed: June 20, 2007
      File No. 000-50842

Dear Mr. McLaughlin:

We have reviewed your Item 4.02 Form 8-K/A and have the following comment.

1. We have read exhibit 7.2, *Letter from Malone & Bailey, PC dated June 13, 2007*. This letter still does not satisfy the requirements of Item 4.02(c) of Form 8-K. Specifically, this guidance requires your independent accountant to furnish a letter stating whether they agree with the statements made by you in response to this Item 4.02(b) and, if not, stating the respects in which they do not agree. Please amend your previously filed Form 8-K by filing your independent accountant's letter as an exhibit to the filed Form 8-K no later than two business days after you have received the letter.

*   *   *   *

      Please respond to this comment within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief